

July 18, 2012

Via E-mail
Timothy J. Barker
Chief Financial Officer
RealPage, Inc.
4000 International Parkway
Carrollton, TX 75007-1951

> **Re:** **RealPage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-34846**

Dear Mr. Barker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of our Results of Operations

Income Taxes, page 52

1.   We note from your disclosures in Note 11 that the foreign component of income (loss) before provision for income taxes has fluctuated significantly in each of the last three fiscal years and was fairly significant. We also note that your effective tax rates have

also fluctuated significantly during these years on a consolidated level and separately for domestic and foreign. Please tell us how you considered explaining the relationship between the mix of revenue generated in the U.S. and from foreign operations and the respective components of income (loss) before income taxes as well as discussing the domestic and foreign effective tax rates in greater detail, as it appears as though a separate discussion of these matters may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Please consider revising your MD&A in future filings to explain these relationships. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Results of Operations, page 56

2. Risk factor disclosure on page 18 states that your business depends substantially on customers renewing and expanding their subscriptions for your solutions, and that any increase in customer cancelations or decline in customer renewals or expansions would harm your future operating results. Further, in your results of operations discussion, you attribute increases in your revenues from 2010 to 2011 and from 2009 to 2010 in part to "an increase in the number of [y]our on demand solutions utilized by [y]our existing customer base." Please tell us what consideration you gave to providing a detailed qualitative and quantitative discussion of your existing customers' rates of renewal, upgrades and expansions for the covered periods. We note in this regard disclosure on page 18 indicating that you maintain and analyze historical data with respect to such rates.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

On Demand Revenue, page 82

3. We note that the license fee component of your on demand software revenue is comprised of a charge billed at the initial order date and is recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit. Please provide us with further details regarding what this license fee represents, including the nature of any services provided.

4. We note that in connection with your risk mitigation services, you earn a contingent commission based upon loss experience of the insurance policies you sell. You further

disclose that your estimate of this contingent commission is recorded quarterly based on actual and estimated claims and losses. Please provide us with further details regarding how contingent commissions are earned, including how the amounts are calculated and determined based on loss experience. Please also tell us if your quarterly estimates have historically differed materially from actual amounts. Please revise your disclosures in future filings accordingly.

Item 9A. Controls and Procedures

Changes in Internal Controls, page 98

5.   You state that there were no "significant" changes in your internal control over financial reporting during the twelve months ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This requirement is not restricted to "significant" changes. In your response letter, please confirm whether there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting without qualification as to the significance of any such changes, and confirm you will revise your disclosures in future filings. Please note that similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Note 8. Commitments and Contingencies

Litigation, page 13

6.   In the Form 8-K filed on July 2, 2012 you disclose that you reached a settlement with Yardi Systems, Inc. and that you expect to recognize an expense of $8 - $10 million for the litigation. Please tell us whether there was a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of March 31, 2012. If you concluded that there was a reasonable possibility of additional loss please tell us how you disclosures complied with ASC 450-20-50. In this regard, we note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss,

or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief